Exhibit 99.2

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Condensed Interim Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

(Unaudited)

For the three and nine months ended March 31, 2026 and 2025

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Condensed Interim Consolidated Statements of Financial Position (unaudited)

(Expressed in thousands of Canadian dollars)

	Note	March 31, 2026	June 30, 2025
Assets
Current assets:
Cash		$11,325	$7,624
Restricted cash		1,904	2,095
Short-term investments		76	1,106
Trade and other receivables	4	3,763	11,287
Prepaid expenses and deposits	5	3,179	9,517
Contract assets	7	261	651
Inventories	8	16,184	9,001
Total current assets		36,692	41,281
Non-current assets:
Restricted cash		4,918	4,119
Property, plant and equipment	6	36,571	29,278
Prepaid expenses and deposits	5	512	-
Construction in progress	9	25,248	31,622
Right-of-use assets	12	8,974	9,523
Intangible assets	13	18,223	19,267
Tax equity assets		250	311
Goodwill		2,766	2,766
Derivative financial instruments		564	343
Total non-current assets		98,026	97,229
Total assets		$134,718	$138,510

Liabilities and shareholders’ equity
Current liabilities:
Trade and other payables	10	$9,763	$21,786
Contract liabilities	11	1,661	5,698
Lease liabilities	12	955	999
Short-term loans	14	6,817	4,734
Current portion of long-term debt	15	5,736	9,170
Current tax liabilities		835	654
Deferred government grant	28	115	-
Tax equity liabilities		84	77
Total current liabilities		25,966	43,118
Non-current liabilities:
Lease liabilities	12	6,763	6,841
Long-term debt	15	58,590	53,790
Tax equity liabilities		157	215
Provisions	16	2,310	2,401
Other long-term liabilities	25	4,114	5,150
Deferred tax liabilities		5,336	5,835
Warrant liabilities		127	1,400
Deferred government grant	28	2,149	-
Total non-current liabilities		79,546	75,632
Total liabilities		105,512	118,750
Shareholders’ equity:
Share capital	19	67,217	45,285
Contributed surplus		1,312	1,951
Accumulated other comprehensive income (loss)		80	(242)
Retained earnings (deficit)		(39,916)	(27,753)
Equity attributable to common shareholders		28,693	19,241
Non-controlling interest		513	519
Total equity		29,206	19,760
Total liabilities and shareholders’ equity		$134,718	$138,510

See accompanying notes to these condensed interim consolidated financial statements.

Approved and authorized for issuance on behalf of the Board of Directors:

Richard Lu, CEO, and Director _______________	Sam Sun, CFO_______________

2

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Condensed Interim Consolidated Statements of Comprehensive Income (loss) (unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

	Note	Three months ended March 31		Nine months ended March 31
		2026	2025 (Restated – note 2(e))	2026	2025 (Restated – note 2(e))

Revenue from development fees	22	$(2,491)	$-	$882	$2,171
Revenue from EPC services		949	3,550	14,726	15,875
Revenue from IPP production		938	1,154	6,041	5,806
Revenue from O&M and other services		570	5	570	38
		(34)	4,709	22,219	23,890

Cost of goods sold	22	290	4,226	14,442	17,732
Gross profit (loss)		(324)	483	7,777	6,158
Operating expenses:
Advertising and promotion		6	520	92	1,107
Professional fees		2,194	3,519	6,956	5,202
Consulting fees		1,818	929	3,960	2,777
Depreciation and amortization	6,12	39	28	99	70
Salary and wages		413	362	1,250	1,270
Share-based compensation	20	240	15	1,139	171
Insurance		241	302	761	707
Listing fees		151	115	206	128
Travel and events		135	67	310	409
Repairs and maintenance		2	20	82	99
Other operating expenses	4,8	313	516	5,230	975
Impairment loss		-	-	-	17,778
Total operating expenses		5,552	6,393	20,085	30,693
Other income (expense):
Interest income		98	99	273	428
Interest expense		(707)	(744)	(2,447)	(2,409)
Fair value change of derivatives	15	151	(431)	219	(1,417)
Fair value change of warrant liabilities	18	1,532	-	1,274	-
Fair value change of CVR liabilities	18	(315)	-	753	-
Fair value change of other liabilities due to non controlling interest holders	18	(10)	-	(29)	-
Loss on investments		-	-	-	(3,385)
Other income (expense)		152	317	97	395
Net income (loss) before income taxes		(4,975)	(6,669)	(12,168)	(30,923)
Current tax recovery (expense)		(570)	(359)	(500)	(1,601)
Deferred tax recovery (expense)		82	506	505	(2,157)
Net income (loss) for the period		$(5,463)	$(6,522)	$(12,163)	$(34,681)
Other comprehensive income (loss):
Foreign currency translation gain (loss)		274	(334)	322	346
Total comprehensive income (loss)		$(5,189)	$(6,856)	$(11,841)	$(34,335)
Income (loss) attributable to:
Shareholders of the Company		(5,463)	(6,457)	(12,163)	(34,432)
Non-controlling interest		-	(65)	-	(249)
Net income (loss) for the period		$(5,463)	$(6,522)	$(12,163)	$(34,681)
Total comprehensive income (loss) attributable: to:
Shareholders of the Company		(5,189)	(6,791)	(11,841)	(34,086)
Non-controlling interest		-	(65)	- (4)	(249)
Total comprehensive income (loss)		$(5,189)	$(6,856)	$(11,841)	$(34,335)

Earnings (loss) per share
Basic	24	$(0.12)	$(0.21)	$(0.31)	$(1.10)
Diluted	24	$(0.12)	$(0.21)	$(0.31)	$(1.10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(Expressed in thousands of Canadian dollars, except number of common shares)

	Note		Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Equity attributable to common shareholders	Non- controlling interest	Total equity
Balance as at June 30, 2024			27,191,075	$9,026	$4,059	$100	$3,179	$16,364	$2,361	$18,725
Net loss for the period	Restated 2(e)		-	-	-	-	(34,432)	(34,432)	(249)	(34,681)
Other comprehensive income (loss)			-	-	-	672	-	672	-	672
Common shares issued, net of costs			1,306,860	3,324	-	-	-	3,324	-	3,324
Equity warrants granted			119,718	791	-	-	-	791	-	791
Equity warrants exercised			175,000	131	-	-	-	131	-	131
RSU granted			-	-	850	-	-	850	-	850
RSU exercised			113,026	760	(1,026)	-	-	(266)	-	(266)
Share-based compensation			41,707	288	153	-	-	441	-	441
Share-based compensation exercised			110,448	2,919	(2,857)	-	-	62	-	62
Shelf prospectus shares issued			2,394,367	6,615	-	-	-	6,615	-	6,615
Acquisition of Solar Flow-Through Funds	Restated 2(e)		3,575,632	19,950	-	-	-	19,950	-	19,950
Acquisition of noncontrolling interests			-	-	-	-	108	108	(231)	(123)
Balance as at March 31, 2025	Restated 2(e)		35,027,833	$43,804	$1,179	$772	$(31,145)	$14,610	$1,881	$16,491

Balance as at June 30, 2025			35,433,947	$45,285	$1,951	$(242)	$(27,753)	$19,241	$519	$19,760
Net income (loss) for the period			-	-	-	-	(12,163)	(12,163)	-	(12,163)
Other comprehensive income (loss)			-	-	-	322	-	322	-	322
Common shares issued, net of costs	19	(b)	7,654,105	17,993	-	-	-	17,993	-	17,993
Dividends declared and paid			-	-	-	-	-	-	(6)	(6)
Equity warrants exercised			2,782,998	1,979	(1,307)	-	-	672	-	672
RSU granted	20	(b)	-	-	622	-	-	622	-	622
RSU exercised	20	(b)	239,567	630	(630)	-	-	-	-	-
Share-based compensation	20	(a)	-	-	1,870	-	-	1,870	-	1,870
Share-based compensation exercised	20	(a)	846,170	1,330	(1,194)	-	-	136	-	136
Balance as at March 31, 2026			46,956,787	$67,217	$1,312	$80	$(39,916)	$28,693	$513	$29,206

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

(Expressed in thousands of Canadian dollars)

	Note	Nine months ended March 31
		2026	2025 (Restated – note 2(e))
Operating activities:
Net income (loss) for the period		$(12,163)	$(34,681)
Items not affecting cash:
Depreciation and amortization	6,12,13	3,947	3,848
Fair value change of derivatives	15	(219)	1,417
Fair value change of warrant liabilities	18	(1,274)	4,975
Fair value change of CVR liabilities	18	(753)	-
Fair value change of other liabilities due to non-controlling interest holders	18	29	-
Loss on investments		-	3,385
Impairment loss		-	17,778
Accounts receivable write-offs	4	933	-
Inventory write-offs	8	2,138	-
Other income related to deferred government grants		(42)	-
Interest expense		2,795	2,892
Current tax (recovery) expense		500	1,601
Deferred tax (recovery) expense		(505)	2,157
Lease modifications	12	(30)	(5)
Share-based compensation	20	2,347	1,002
Deferred fees on long-term debt		-	(747)
Changes in non-cash operating assets and liabilities	17	(6,615)	(4,152)
Interest paid		(2,148)	(2,112)
Income tax paid		(333)	(2,307)
Net cash flows from (used in) operating activities		(11,393)	(4,949)

Investing activities:
Increase in restricted cash		(608)	(6,212)
Capital expenditure refunds		246	-
Purchase of construction in progress		(8,718)	(10,890)
Purchase of short-term investments		-	(1,376)
Proceeds of short-term investments		1,030	2,170
Cash and restricted cash acquired on acquisition of SFF	27	-	9,887
Proceeds from government grants		2,273	-
Net cash flows from (used in) investing activities		(5,777)	(6,421)

Financing activities:
Proceeds from issuance of common shares, net transaction costs	19(b)	17,993	3,324
Net proceeds from share-based compensation exercised		78	62
Net proceeds from issuance of shelf prospectus shares		-	6,615
Proceeds from issuance of warrants		-	4,574
Proceeds from warrants exercised		671	131
Proceeds from short-term loans		4,719	3,000
Proceeds from long-term loans		4,879	10,402
Repayment of long-term debt		(3,660)	(3,316)
Repayment of short-term loans		(2,822)	-
Repayment of lease obligation	12	(758)	(715)
Acquisition of non-controlling interests		-	(123)
Dividend payments		(6)	-
Net cash flows from (used in) in financing activities		21,094	23,954

Net increase (decrease) in cash		3,924	12,584
Effect of changes in exchange rates on cash		(223)	(137)
Cash, beginning of the period		7,624	5,270
Cash, end of the period		$11,325	$17,717

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

1.	Nature of operations:

PowerBank Corporation (the “Company”) operates as an independent renewable and clean energy project developer, power producer, and asset operator in Canada and the United States. The Company focuses on solar photovoltaic power generation projects, battery energy storage systems, and EV-charging projects. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 17, 2022 and subsequently to PowerBank Corporation on July 23, 2025. The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4V8.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”.

2.	Basis of presentation:

(a)	Statement of compliance:

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements by IFRS® Accounting Standards as issued by the IASB.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2025 which includes information necessary or useful to understanding the Company’s business and financial statement presentation.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on May 14, 2026.

(b)	Basis of measurement:

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 18.

(c)	Basis of consolidation:

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interest” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interest is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

6

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

2.	Basis of presentation (continued):

(d)	Functional and presentation currency:

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of the Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar. Unless otherwise indicated, all amounts in these consolidated financial statements are expressed in thousands of Canadian dollars.

(e)	Correction of immaterial prior period errors

i.	Solar Flow-Through Funds Ltd. (“SFF”) purchase-price allocation (“PPA”) finalization

During the year ended June 30, 2025, the Company finalized the PPA related to the acquisition of SFF in accordance with IFRS 3, Business Combinations (note 27). As a result, the comparative figures for the three and nine months ended March 31, 2025 have been restated to reflect the final fair value allocation of identifiable assets acquired and liabilities assumed.

	Provisional PPA	Final PPA	Adjustment
Fair value of net identified assets acquired
Cash and restricted cash	$9,887	$9,887	$-
Trade and other receivables	3,906	4,676	770
Short-term investments	640	640	-
Prepaid expenses and deposits	684	684	-
Right-of-use assets	7,043	8,168	1,125
Property, plant and equipment	36,485	34,772	(1,713)
Construction in progress	10,312	10,562	250
Intangible assets	34,246	20,920	(13,326)
Other assets	814	814	-
Derivative financial instruments	1,527	1,530	3
Accounts payable and accruals	(8,819)	(7,466)	1,353
Asset retirement obligations	-	(2,129)	(2,129)
Long-term debt	(52,686)	(52,686)	-
Lease liabilities	(7,043)	(7,043)	-
Deferred tax liabilities	(14,120)	(9,935)	4,185
Due to related parties	(1,498)	(1,435)	63
Identifiable net assets	$21,378	$11,959	$(9,419)
Non-controlling interest	(15,814)	-	15,814
Goodwill	37,147	20,544	(16,603)
Net assets acquired	$42,711	$32,503	$(10,208)

Common shares issued	28,641	19,950	(8,691)
Contingent value rights	5,922	10,214	4,292
Payable due to the Company	1,365	-	(1,365)
Fair value of pre-existing ownership	6,783	-	(6,783)
Purchase price adjustment for total shares outstanding	-	2,339	2,339
Total consideration	$42,711	$32,503	$(10,208)

7

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

2.	Basis of presentation (continued):

The adjustments and related disclosures were fully reflected in the Company’s audited consolidated financial statements for the year ended June 30, 2025. No further restatement was made for the three and nine months ended March 31, 2026.

The remeasurement of the previously held equity interest in SFF resulted in an increase in loss on investment of $4,444, while the settlement of the pre-existing relationship resulted in an additional increase in loss on investment of $572 (note 27). The comparative information has been restated to reflect these adjustments.

As a result of the finalization of the PPA, the fair values assigned to certain right-of-use assets, property, plant and equipment, and intangible assets were updated. Consequently, the related depreciation and amortization, which are presented within cost of goods sold, have been adjusted to reflect the revised fair values. The impact of these changes on the comparative figures for the three and nine months ended March 31, 2025 resulted in a decrease in cost of goods sold of $236 and $809, respectively. In addition, for the three and nine months ended March 31, 2025, interest expense increased by $11 and $34, respectively, due to the accretion expense related to asset retirement obligations. The comparative information has been restated to reflect these adjustments.

Based on the finalized fair value allocation, the non-controlling interest (“NCI”) balance was nil as at the acquisition date. Accordingly, the comparative net loss attributable to NCI was reduced from $2,980 to $249 as at March 31, 2025. This adjustment has been reflected in the comparative equity information and was fully incorporated in the audited consolidated financial statements for the year ended June 30, 2025. No further changes have been made in the current interim period.

ii.	Goodwill and Long-Lived Assets Impairment

As at July 9, 2024, the Company performed an impairment test of goodwill and long-lived assets at the cash-generating unit (“CGU”) level for SFF due to an indicator of impairment arising from the internal rate of return implied in the enterprise value being lower than the weighted average cost of capital. Based on this assessment, the Company recognized an impairment loss of $17,778 as a write-down of goodwill related to the SFF CGUs. This impairment loss is reflected in the comparative figures for the nine months ended March 31, 2025. The adjustment was disclosed in the Company’s audited consolidated financial statements for the year ended June 30, 2025.

Subsequent to the year-end June 30, 2025, the Company reassessed the allocation of the impairment loss between property, plant and equipment and intangible assets, resulting in an increase in property, plant and equipment impairment and a corresponding decrease in intangible asset impairment of $5,229. This reallocation did not affect the total impairment loss previously recognized.

The table below summarizes the reallocation of the impairment loss among asset categories:

June 30, 2025	As previously reported	Adjustment	As restated
Intangible assets	$(7,412)	$5,229	$(2,183)
Property, plant and equipment	$(837)	$(5,229)	$(6,066)

8

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

2.	Basis of presentation (continued):

iii.	Correction of other immaterial prior-period errors:

During the preparation of the of the audited annual financial statements for the year ended June 30, 2025, the Company identified certain immaterial prior-period errors related to the recognition of revenue and cost transactions in the three and nine months ended March 31, 2025. For the three months ended March 31, 2025, as a result of these adjustments, revenue from EPC services decreased by $4,295, cost of goods sold decreased by $4,605. For the nine months ended March 31, 2025, as a result of these adjustments, revenue from EPC services decreased by $4,445, revenue from IPP production decreased by $770, cost of goods sold decreased by $4,843., and other income decreased by $3. The comparative information has been restated to correct these errors.

In addition, the Company identified a prior-period omission in which an asset retirement obligation (“ARO”) associated with certain IPP assets had not been recognized. As a result, a corresponding provision of $233 and asset retirement cost of $137 were recorded for the year ended June 30, 2025. Consequently, depreciation and amortization expense, which is presented within cost of goods sold, increased by $2 and $72 for the three and nine months ended March 31, 2025, respectively. In addition, interest expense for the comparative periods increased by $2 and $35 for the three and nine months ended March 31, 2025, respectively, reflecting the accretion expense related to the newly recognized ARO. The comparative information has been restated to correct these errors.

During the preparation of the condensed interim consolidated financial statements for the three months ended September 30, 2025, the Company identified certain lease arrangements for which upfront payments had previously been recorded as prepaid rent. Upon further review, management determined that these payments represent lease prepayments under arrangements that convey the right to control the use of identified assets and therefore meet the definition of a lease under IFRS 16 Leases. Accordingly, the prepaid balances were reclassified to right-of-use assets with corresponding adjustments to lease liabilities, resulting in decreases of $60 and $716 in prepaid expenses and deposits current and non-current portions, respectively, an increase of $935 in right-of-use assets, and an increase of $159 in lease liabilities (note 12), as at June 30, 2025. There was no material impact to the profit or loss for the three and nine months ended March 31, 2025 and year ended June 30, 2025.

During the preparation of the audited annual financial statements, the Company identified certain immaterial prior-period errors related to the classification of foreign currency translation loss, other expenses, professional fees, warrant liabilities, contributed surplus, and interest expense for the three and nine months ended March 31, 2025. As a result, for both three and nine months ended March 31, 2025, (i) foreign currency translation loss increased by $163 and other expenses decreased by $163, (ii) professional fees increased by $401 and warrant liabilities decreased by $401, (iii) professional fees decreased by $266 with a corresponding increase in contributed surplus of $266 related to RSU accounting, and (iv) trade and other payables increased by $175 with a corresponding decrease in interest expense of $175. Comparative information has been restated to correct these classification errors.

As a result of the restatements, the related current tax (recovery) expense and deferred tax (recovery) expense have been adjusted accordingly, reflecting the impact of the changes in profit or loss. For the three months ended March 31, 2025, total adjustments resulted in a decrease of $276 in current tax expense and an increase of $33 in deferred tax expense. For the nine months ended March 31, 2025, total adjustments resulted in an increase of $55 in current tax expense and $2,966 in deferred tax expense. The comparative information has been restated accordingly.

9

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

2.	Basis of presentation (continued):

The consolidated statement of cash flows for the nine months ended March 31, 2025 has been restated to reflect the corrections described above. As at March 31, 2025, the cash balance was restated and decreased by $6,212 as a result of a reclassification to restricted cash. For the nine months ended March 31, 2025, net cash generated from (used in) operating activities decreased by $2,861, and net cash generated from (used in) investing activities decreased by $6,087. Net cash generated from (used in) financing activities increased by $2,736. The comparative information has been restated accordingly.

The consolidated statement of changes in shareholders’ equity for the nine months ended March 31, 2025, has been restated to reflect corrections to the balances as at that date in respect of share capital, retained earnings (deficit), equity attributable to common shareholders, non-controlling interest, and total equity. The cumulative impact of these corrections resulted in decreases of $8,691 in share capital, $28,383 in deficit, $37,177 in equity attributable to common shareholders, $13,083 in non-controlling interest, and $50,260 in total equity. The comparative information has been restated accordingly.

The following adjustment were made to comprehensive income (loss) for the three and nine months ended March 31, 2025:

For the three months ended March 31, 2025
	As previously reported	(i) SFF PPA finalization	(ii) Goodwill and Long-Lived Assets Impairment	(iii) Correction of immaterial prior-period errors	As restated

Revenue from EPC services	$7,845	$-	$-	$(4,295)	$3,550
Total revenue	9,004	-	-	(4,295)	4,709

Cost of goods sold	9,063	(234)	-	(4,603)	4,226
Gross profit	(59)	234	-	308	483

Operating expense:
Professional fees	3,384			135	3,519
Other operating expense	350			166	516
Total operating expenses	6,092	-	-	301	6,393

Other income (expense)
Interest expense	(906)	(14)	-	176	(744)
Net income (loss) before income taxes	$(7,075)	$220	$-	$186	$(6,669)
Current tax recovery (expense)	(635)				(359)
Deferred tax recovery (expense)	539				506
Net (income) loss for the period	$(7,171)				$(6,522)

Earnings (loss) per share:
Basic	(0.23)				(0.21)
Diluted	(0.23)				(0.21)

10

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

2.	Basis of presentation (continued):

For the nine months ended March 31, 2025
	As previously reported	(i) SFF PPA finalization	(ii) Goodwill and Long-Lived Assets Impairment	(iii) Correction of immaterial prior-period errors	As restated

Revenue from EPC services	$20,320	$-	$-	$(4,445)	$15,875
Revenue from IPP production	6,576	-	-	(770)	5,806
Total revenue	29,105	-	-	(5,215)	23,890

Cost of goods sold	23,305	(802)	-	(4,771)	17,732
Gross profit	5,800	802	-	(444)	6,158

Operating expense:
Professional fees	5,067			135	5,202
Other operating expense	809			166	975
Impairment loss	-	-	17,778	-	17,778
Total operating expenses	12,614	-	17,778	301	30,693

Other income (expense)
Interest expense	(2,514)	(40)	-	145	(2,409)
Gain (loss) on investment	1,631	(5,016)	-	-	(3,385)
Net income (loss) before income taxes	$(8,291)	$(4,254)	$(17,778)	$(600)	$(30,923)
Current tax recovery (expense)	(1,546)				(1,601)
Deferred tax recovery (expense)	809				(2,157)
Net (income) loss for the period	$(9,028)				$(34,681)

Earnings (loss) per share:
Basic	(0.29)				(1.10)
Diluted	(0.29)				(1.10)

11

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

3.	Material accounting policies and use of judgements and estimates:

Unless otherwise noted in the condensed interim consolidated financial statements, the material accounting policies used in preparing these condensed interim consolidated financial statements are unchanged from those presented in the audited consolidated financial statements for the year ended June 30, 2025 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

In preparing these unaudited condensed interim consolidated financial statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(a)	Adoption of new accounting standards:

The Company did not adopt any new or amended accounting standards during the three and nine months ended March 31, 2026.

(b)	Accounting standards issued but not yet effective:

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statements of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.

●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics, introduce new disclosure requirements for investments in debt instruments and the derecognition of financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2026.

4.	Trade and other receivables:

	March 31, 2026	June 30, 2025
Accounts receivable	$1,824	$8,572
GST/HST receivable	1,704	2,684
Due from related party (note 21)	55	55
Other receivable	206	2
Credit loss allowance	(26)	(26)
	$3,763	$11,287

During the three and nine months ended March 31, 2026, the Company recorded write-offs of accounts receivable of nil and $933, respectively, which are included in other operating expenses (2025 – nil and nil).

12

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

5.	Prepaid expenses and deposits:

	March 31, 2026	June 30, 2025 (Restated – note 2(e)(iii))
Other prepaids and deposits	$2,790	$1,554
Construction in progress deposits	901	7,963
Total	$3,691	$9,517
Less: current portion	3,179	9,517
Non-current	512	-

6.	Property, plant and equipment:

	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2025	$7	$36	$38,269	$38,312
Reclassification from construction in progress	-	-	9,614	9,614
Adjustment - Capital expenditure refunds	-	-	(246)	(246)
Foreign currency impact	-	-	79	79
Balance, March 31, 2026	$7	$36	$47,716	$47,759

Accumulated depreciation:
Balance, June 30, 2025 ((Restated – note 2(e)(ii))	$7	$10	$9,017	$9,034
Depreciation	-	3	2,151	2,154
Foreign currency impact	-	-	-	-
Balance, March 31, 2026	$7	$13	$11,168	$11,188
Net Book Value, March 31, 2026	$-	$23	$36,548	$36,571

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2024	$19	$57	$36	$3,578	$3,690
Additions from acquisition (note 27)	-	-	-	34,772	34,772
Dispositions	(19)	(50)	-	(79)	(148)
Foreign currency impact	-	-	-	(2)	(2)
Balance, June 30, 2025	$-	$7	$36	$38,269	38,312

Accumulated depreciation:
Balance, June 30, 2024	$16	$45	$4	$170	$235
Dispositions	(16)	(39)	-	-	(55)
Depreciation	-	1	6	2,781	2,788
Impairment	-	-	-	837	837
Reallocation of impairment loss (note 2(e)(ii))	-	-	-	5,229	5,229
Foreign currency impact	-	-	-	-	-
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$-	$7	$10	9,017	9,034
Net Book Value - June 30, 2025 (Restated – note 2(e)(ii))	$-	$-	$26	$29,252	$29,278

Total depreciation expense of $715 and $2,151 for IPP facilities are recorded in cost of goods sold for the three and nine months ended March 31, 2026 (2025 - $505 and $2,066 (restated – note

2(e)). The remaining $1 and $ 3 depreciation expense for the three and nine months ended March 31, 2026 is recorded as operating expenses (2025 - $1 and $6).

13

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

7.	Contract assets:

As of March 31, 2026 and June 30, 2025, the Company’s contract assets consist of projects revenue recognized through percentage of completion but invoice not yet issued.

	March 31, 2026	June 30, 2025
Beginning of the period	$651	$667
Amounts invoiced for prior period	(651)	(667)
Amount not invoiced	261	651
End of the period	$261	$651

8.	Inventories:

As of March 31, 2026 and June 30, 2025, the Company’s inventory is comprised of development costs related to projects in the development pipeline.

	March 31, 2026	June 30, 2025
Beginning of the period	$9,001	$6,531
Development costs	15,780	25,641
Cost of goods sold	(9,036)	(23,633)
Project cancellations	(2,138)	(56)
Returned inventory in-transit (note 22)	2,298	-
Foreign currency impact	279	518
End of the period	$16,184	$9,001

During the three and nine months ended March 31, 2026, the Company recorded a reversal of inventory write-offs related to project cancellations of $145 and inventory write-offs related to project cancellations of $2,283, respectively, which are included in other operating expenses (2025 – nil and $93).

9.	Construction in progress:

Construction in progress (“CIP”) represents costs incurred on IPP projects and BESS projects under construction. Once the projects are completed and placed into service, the projects are reclassified to property, plant and equipment and the accumulated costs are depreciated over the useful lives of the related assets. Detail of costs as at March 31, 2026 and June 30, 2025 are as follows:

	IPP facilities	Battery energy storage systems	Electric vehicle charging stations	Total
Balance, June 30, 2025	$9,448	$21,632	$542	$31,622
Additions	31	9,839	-	9,870
Reclassification to property, plant and equipment	(9,614)	-	-	(9,614)
Write-off of previously capitalized costs	-	(6,763)	-	(6,763)
Foreign currency impact	135	(2)	-	133
Balance, March 31, 2026	$-	$24,706	$542	25,248

	IPP facilities	Battery energy storage systems	Electric vehicle charging stations	Total
Balance, June 30, 2024	$8,909	$-	$-	$8,909
Additions from acquisition (note 27)	-	10,020	542	10,562
Additions	568	15,520	-	16,088
Impairment	-	(3,908)	-	(3,908)
Foreign currency impact	(29)	-	-	(29)
Balance, June 30, 2025	$9,448	$21,632	$542	$31,622

14

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

9.	Construction in progress (continued):

On December 30, 2025, the Company entered into a supplier termination agreement relating to one of its battery energy storage systems projects. As a result, previously capitalized construction costs of $6,763 were reversed from CIP with an offset to trade and other payables.

10.	Trade and other payables:

	March 31, 2026	June 30, 2025
Accounts payable	$7,376	$15,148
Accrued liabilities	2,070	2,528
GST/HST payable	89	1,845
Other payable	153	2,121
Due to related party (note 21)	75	144
	$9,763	$21,786

11.	Contract liabilities:

As of March 31, 2026 and June 30, 2025, the Company’s contract liabilities consist of payments received for EPC services and development fees projects not started yet.

	March 31, 2026	June 30, 2025
Beginning of the period	$5,698	$4,600
Revenue recognized from opening balance	(5,698)	(4,600)
Advance billings	1,649	5,607
Foreign currency impact	12	91
End of the period	$1,661	$5,698

12.	Right-of-use assets and lease liabilities:

The continuity of the right-of-use assets as of March 31, 2026 and June 30, 2025 is as follows:

Right-of-use asset	Office	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2025 (Restated – note 2(e)(iii))	$297	$33	$10,173	$10,503
Addition	-	81	224	305
Change in asset retirement cost	-	-	(133)	(133)
Modifications	27	-	-	27
Foreign currency impact	-	-	1	1
Balance, March 31, 2026	$324	$114	$10,265	$10,703

Accumulated Depreciation:
Balance, June 30, 2025	$202	$8	$770	$980
Depreciation	77	18	654	749
Balance, March 31, 2026	$279	$26	$1,424	$1,729
Net Book Value, March 31, 2026	$45	$88	$8,841	$8,974

15

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

12.	Right-of-use assets and lease liabilities (continued):

Right-of-use asset	Office	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2024	$314	$-	$947	$1,261
Addition from acquisition (note 27)	-	-	8,168	8,168
Additions – asset retirement cost	-	-	123	123
Additions	-	33	-	33
Adjustment (note 2(e)(iii))			935	935
Modifications	(17)	-	-	(17)
Balance, June 30, 2025 (Restated – note 2(e)(iii))	$297	$33	$10,173	$10,503

Accumulated Depreciation:
Balance, June 30, 2024	$124	$-	$52	$176
Modifications	(5)	-	-	(5)
Depreciation	83	8	718	809
Balance, June 30, 2025	$202	$8	$770	$980
Net Book Value, June 30, 2025 (Restated – note 2(e)(iii))	$95	$25	$9,403	$9,523

IPP facilities depreciation expense is recorded in cost of goods sold for the three and nine months ended March 31, 2026 of $49 and $654 (2025 - $182 and $610 respectively (restated – note 2(e)). The remaining $37 and $95 for the three and nine months ended March 31, 2026 relate to office and vehicle lease depreciation expense, which is recorded under operating expenses (2025 - $20 and $63).

The continuity of the lease liabilities as of March 31, 2026 and June 30, 2025 is as follows:

Lease liabilities	Office	Vehicle	IPP facilities	Total
Balance, June 30, 2025 (Restated – note 2(e)(iii))	$114	$25	$7,701	$7,840
Additions	-	81	224	305
Modifications	(3)	-	-	(3)
Payments	(84)	(20)	(654)	(758)
Interest accretion	5	2	327	334
Balance, March 31, 2026	$32	$88	$7,598	$7,718
Current	32	42	881	955
Non-current	-	46	6,717	6,763
Balance, March 31, 2026	$32	$88	$7,598	$7,718

Lease liabilities	Office	Vehicle	IPP facilities	Total
Balance, June 30, 2024	$230	$-	$912	$1,142
Additions from acquisition (note 27)	-	-	7,043	7,043
Additions	-	33	-	33
Additions adjustment (note 2(e)(iii))	-	-	159	159
Modifications	(17)	-	-	(17)
Payments	(114)	(10)	(857)	(981)
Interest accretion	15	2	444	461
Balance, June 30, 2025 (Restated – note 2(e)(iii))	$114	$25	$7,701	$7,840
Current (Restated – note 2(e)(iii))	94	11	894	999
Non-current (Restated – note 2(e)(iii))	20	14	6,807	6,841
Balance, June 30, 2025 (Restated – note 2(e)(iii))	$114	$25	$7,701	$7,840

16

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

13.	Intangible assets:

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2025	$18,900	$4,130	$23,030
Additions	-	-	-
Balance, March 31, 2026	$18,900	$4,130	$23,030

Accumulated amortization:
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$3,117	$646	$3,763
Amortization	1,044	-	1,044
Balance, March 31, 2026	$4,161	$646	$4,807
Net Book Value, March 31, 2026	$14,739	$3,484	$18,223

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2024	$2,110	$-	$2,110
Additions from acquisition (note 27)	16,790	4,130	20,920
Balance, June 30, 2025	$18,900	$4,130	$23,030

Accumulated amortization:
Balance, June 30, 2024	$109	$-	$109
Amortization	1,471	-	1,471
Impairment	6,766	646	7,412
Reallocation of impairment loss (note 2(e)(ii))	(5,229)	-	(5,229)
Balance, June 30, 2025 (Restated – note 2(e)(ii))	$3,117	$646	$3,763
Net Book Value, June 30, 2025 (Restated – note 2(e)(ii))	$15,783	$3,484	$19,267

Total amortization expenses of $343 and $1,044 are recorded in cost of goods sold for the three and nine months ended March 31, 2026 (2025 - $368 and $1,096 (restated – note 2(e)).

14.	Short-term loans:

	Maturity	Interest rate	March 31, 2026	June 30, 2025
Line of credit	N/A	Floating	$-	$-
RE Royalty	November 26, 2026	Fixed	3,000	3,000
Geddes Construction Loan	N/A	Floating	-	1,734
NY Green Bank credit facility	within 12 months of the drawing date	Fixed	3,817	-
Total			$6,817	$4,734

RE Royalty

On November 13, 2024, the Company’s subsidiary entered into a loan agreement for a principal amount of $3,000. The loan had a maturity date of November 26, 2025. Interest on the loan shall accrue at the rate of 11% per annum, compounded and payable quarterly. Subsequent to initial execution, the maturity date of the loan was extended to November 26, 2026. Following the amendment, interest accrues at a rate of 12% per annum, compounded monthly and payable quarterly.

17

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

14.	Short-term loans (continued):

Geddes Construction Loan

On June 24, 2024, the Company entered into a Construction Loan Agreement, with Seminole Financial Services, LLC., for the construction of the Geddes project (the “Geddes Construction Loan”). The Geddes Construction Loan is for a principal amount of up to USD $2,600, based on the actual cost of the project. The Geddes Construction Loan advancement amount shall accrue interest, which is to be added to the outstanding principal balance starting from the date of receipt, at a variable rate per annum equal to the One Month Chicago Mercantile Exchange (“CME”) Term SOFR plus a margin of 4%. The loan is secured against the assets associated with the Geddes project and the Company has provided a guarantee of completion and payment. Upon receiving permission to operate the Geddes Project, the loan advancement shall convert into a 6-year long-term loan with a fixed interest rate to be determined upon the conversion. Construction of the project has been completed, and the project received Permission to Operate (“PTO”) on July 25, 2025. The conversion was completed in January 2026. The project assets are classified as property, plant and equipment with a carrying amount of $9,614 as of the PTO date.

NY Green Bank credit facility

On December 30, 2025, the Company entered into a senior secured revolving credit facility with NY Green Bank (“NYGB”) for an aggregate principal amount of up to US$8,000. The facility is available during an initial draw period of twelve months from the closing date and matures twelve months thereafter. Amounts drawn under the facility bear interest at a rate equal to the 2-Year U.S. Dollar Secured Overnight Financing Rate (“SOFR”) ICE Swap Rate, determined at the time of drawdown, plus 7.5% per annum. The proceeds of the facility are intended to fund interconnection deposits for certain projects. Financing related costs of $507 incurred in connection with the establishment of a revolving credit facility were expensed as incurred and included in other operating expenses. As at March 31, 2026, an amount of $3,817 (US$2,738) had been drawn under the credit facility.

As at March 31, 2026, the Company did not have any events of default with its short-term loans.

15.	Long-term debt:

	March 31, 2026	June 30, 2025
Long-term loans	$51,866	$52,739
Construction loans	11,895	9,573
Highly Affected Sectors Credit Availability Program	565	648
Total	64,326	62,960
Less: current portion	5,736	9,170
Non-current portion	$58,590	$53,790

Long-term loans

The Company’s long-term loans are secured by underlying solar power system assets, including power purchase agreements known as Feed-in-Tariff (“FIT”) contracts, site leases, and project agreements. The loans bear either variable interest rates ranging from 1.56% to 3.34% plus the Canadian Overnight Repo Rate Average (“CORRA”) and fixed interest rates ranging from 4.45% to 6.06%, with remaining terms of 1 to 15 years maturing between 2026 and 2040.

Certain loans within the portfolio carry an annual fixed interest rate of 4.75% through interest-rate swap agreements that convert originally variable-rate terms based on the three-month Banker’s Acceptance Rate plus 1.98%. These loans mature in December 2029, with interest payable quarterly and principal payable semi-annually.

During the three and nine months ended March 31, 2026, total interest expense on long-term loans amounted to $689 and $1,943, respectively. (2025 – $648 and $2,003).

18

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

15.	Long-term debt (continued):

Certain project debt agreements require the Company to maintain restricted cash balances in designated reserve accounts. These balances are not available for general corporate purposes and are held at the project level to satisfy financing requirements.

Interest rate swaps are accounted for as derivatives assets or liabilities and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the three and nine months ended March 31, 2026, the Company recorded fair value change gain of $65 and $238, respectively, in comprehensive income (loss) (2025 – loss of $431 and $1,418).

Construction loans

During the year ended June 30, 2025, the Company entered into a credit agreement with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders, and obtained an advancement of $10,091 for the construction of certain BESS projects in Ontario. RBC retained an upfront fee amount of $814. The Company entered into interest rate swap agreement on the loan to fix the annual interest rate at 5.085%. Subsequent to year end, the credit agreement was amended to increase the total credit commitment. The amendment did not result in any additional borrowings or a change in the principal amount outstanding. The amendment did not give rise to a substantial modification or extinguishment of a financial liability. In connection with the amendment, RBC retained an upfront fee amount of $92. For the three and nine months ended March 31, 2026, the Company recorded fair value change gain of 86 and loss of $19, respectively, in comprehensive income (loss) (2025 – nil and nil).

The Geddes construction loan was converted in January 2026. At the date of conversion, the outstanding principal balance was $1,696. Transaction costs of $36 were incurred and are netted against the carrying amount of the loan in accordance with IFRS 9. The loan bears interest at a fixed rate of 7.67% per annum.

Highly Affected Sectors Credit Availability Program

In 2021, the Company received a Highly Affected Sectors Credit Availability Program (“HASCAP”) loan for a total of $1,000 at 4% annual rate from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments commenced in May 2022. During the three and nine months ended March 31, 2026, the interest recorded was $6 and $18 (2025 - $7 and $22).

As at March 31, 2026, the Company did not have any events of default with its long-term debt.

19

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

16.	Provisions:

The Company recognizes provisions for asset retirement costs associated with its leased facilities where it has obligations under lease agreements to restore premises to their original condition at the end of the lease term.

	March 31, 2026	June 30, 2025
Beginning of the period	$2,401	$-
Additions from acquisition (note 27)	-	2,129
Additions	-	202
Increase (decrease) in liability	(133)	(14)
Accretion expense	42	84
End of the period	$2,310	$2,401

17.	Change in non-cash assets and liabilities:

The change in non-cash working capital for the period ended March 31, 2026 and March 31, 2025 is as follows:

	March 31, 2026	March 31, 2025 (Restated – note 2(e))

Contract liabilities	$(4,037)	$2,182
Inventories	(9,034)	(3,726)
Trade and other receivables	5,999	(4,220)
Trade and other payables	(5,656)	1,255
Other long-term liabilities	(168)	504
Prepaid expenses and deposits	5,891	552
Contract assets	390	(699)
	$(6,615)	$(4,152)
18.	Financial instruments:

The Company as part of its operations carries financial instruments consisting of cash, restricted cash, short-term investments, trade and other receivables, derivative financial instruments, trade and other payables, short-term loans, long-term debt, lease labilities, warrant liabilities, other long-term liabilities and other liabilities due to non-controlling interest holders.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (note 15). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

20

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

18.	Financial instruments (continued):

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, lease liabilities and other liabilities due to non-controlling interest approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

Other liabilities due to non-controlling interest holders represent amounts payable to minority shareholders under contractual arrangements that require fixed or determinable payments. Such obligations meet the definition of a financial liability under IAS 32 Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance. During the three and nine months ended March 31, 2026, the Company recognized a fair value loss of $10 and $29, which is included in comprehensive income (loss) (2025 – nil and nil).

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date. During the three and nine months ended March 31, 2026, the Company recognized a fair value gain of $1,532 and $1,274, respectively, which is included in comprehensive income (loss) (2025 – nil and nil).

The fair value of the Company’s embedded derivative instruments related to the contingent value right (“CVR”) liabilities were determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date. During the three and nine months ended March 31, 2026, the Company recognized a fair value loss of $315 and a fair value gain of $753, which is included in comprehensive income (loss) (2025 – nil and nil).

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

(ii)	Currency risk:

The Company conducts business in Canada and the United States and has subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

21

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

18.	Financial instruments (continued):

(iii)	Concentration risk and economic dependence:

The accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of revenue as well as customers who account for over 10% of accounts receivable.

For the three months ended March 31, 2026, no individual customer accounted for more than 10% of the Company’s revenue.

Nine months ended March 31, 2026	Revenue	% of revenue
Customer A	$4,562	21%
Customer D	$12,574	57%

Nine months ended March 31, 2025	Revenue	% of revenue
Customer C	$12,590	43%

Three months ended March 31, 2025	Revenue	% of revenue
Customer C	$3,336	37%
Customer E	$4,374	48%

March 31, 2026	Accounts receivable	% of accounts receivable
Customer A	$1,092	60%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

22

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

18.	Financial instruments (continued):

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at March 31, 2026:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loans	$6,817	$6,817	$-	$-	$-
Long-term debt	64,326	5,889	7,111	13,858	37,468
Lease liabilities	10,431	1,105	947	1,848	6,531
Trade and other payables	9,763	9,763	-	-	-
Total	$91,337	$23,574	$8,058	$15,706	$43,999

(v)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term debt comprises both fixed and variable interest rate instruments. For certain variable rate borrowings, the Company has entered into interest rate swap agreements to economically fix the contractual interest rates.

23

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

19.	Share Capital:

(a)	Authorized share capital as at March 31, 2026 and March 31, 2025

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

On March 31, 2026, the Company had 46,956,787 common shares issued and outstanding (March 31, 2025 – 35,027,833). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

	Number of Common shares	Share Capital
Balance, June 30, 2024	27,191,075	$9,026
Common shares issued, net of costs	1,306,860	3,324
Equity warrant granted	119,718	791
Equity warrants exercised	175,000	131
RSU exercised	113,026	760
Share-based compensation	41,707	288
Share-based compensation exercised	110,448	2,919
Shelf prospectus shares issued	2,394,367	6,615
Acquisition of Solar Flow-Through Funds (Restated- note 2(e))	3,575,632	19,950
Balance, March 31, 2025
(Restated- note 2(e))	35,027,833	$43,804

Balance, June 30, 2025	35,433,947	$45,285
Common shares issued, net of costs	7,654,105	17,993
Equity warrants exercised	2,782,998	1,979
RSU exercised (note 20b)	239,567	630
Share-based compensation exercised (note 20a)	846,170	1,330
Balance, March 31, 2026	46,956,787	$67,217

24

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

20.	Share-based compensation:

(a)	Share-based compensation:

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the share option outstanding as at March 31, 2026 and March 31, 2025 are as follows:

	March 31, 2026		March 31, 2025
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
Outstanding, beginning of the period	2,284,000	$0.78	2,759,000	$0.75
Granted	1,929,500	1.75	-	-
Exercised	(546,640)	0.76	(506,500)	0.75
Forfeited	(7,500)	3.43	-	-
Outstanding, end of the period	3,659,360	1.29	2,252,500	0.75
Exercisable share options, end of period	2,192,185	0.99	2,252,500	0.75

As at March 31, 2026, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Range of exercise prices	Number outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)
$0.75	1,725,000	$0.75	1.60
$1.34	520,000	1.34	4.90
$1.89	1,375,360	1.89	4.33
$2.20 - $3.00	39,000	2.53	4.30
	3,659,360	$1.29	3.12

During the nine months ended March 31, 2026, the Company granted share options on four grant dates. The fair value of the share options was valued at the date of grant using the Black-Scholes option pricing model with assumptions for a risk-free interest rate, expected volatility, expected life until exercise and dividend yield. The weighted average expected option life is calculated based on the remaining expected option life of each option granted. As the Company has not paid any dividends on its subordinate voting shares to date, no dividend yield is included in the fair value calculation for the share options granted. The following table summarizes the share options granted during the nine months ended March 31, 2026 and the respective assumptions.

25

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

20.	Share-based compensation (continued):

Grant date	July 30, 2025	August 21, 2025	October 7, 2025	February 20, 2026
Options granted	1,394,500	7,500	7,500	520,000
Granted value	$0.98	$1.56	$1.35	$1.34
Vesting period (years)	2 years	2 years	2 years	2 years
Risk free interest rate	3.00%	2.94%	2.66%	2.69%
Volatility	57.88%	57.88%	58.72%	60.24%
Expected life (years)	5 years	5 years	5 years	5 years
Dividend yield	-	-	-	-

During the three and nine months ended March 31, 2026, compensation expense related to share options was $240 and $996, respectively. (2025 - $16 and $171).

During the nine months ended March 31, 2026, the Company granted 120,433 common shares at a fair value of $2.21 per share (US$1.59) in exchange for consulting services. As a result, during the three and nine months ended March 31, 2026, the Company recognized consulting fees expense of $463 and $707, respectively, related to the issuance of common shares for consulting services, which is included in comprehensive income (loss) (2025 – nil and nil).

In July 2025, the Company issued 56,275 common shares at a fair value of $2.56 per share to former SFF directors in settlement of bonus entitlements that had been accrued by SFF in the prior fiscal year, as such, did not affect the Company’s profit and loss during the three months and nine months ended March 31, 2026.

During the year ended June 30, 2025, the Company granted 62,870 common shares at a fair value of $2.29 per share in exchange for consulting services, resulting in the recognition of $144 as consulting fees expense. Of the total shares granted, 39,844 were issued during the year ended June 30, 2025, with the remaining 23,026 shares issued during the nine months ended March 31, 2026.

26

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

20.	Share-based compensation (continued):

(b)	Restricted Share Units (“RSUs”)

Details of the RSUs outstanding as at March 31, 2026 and 2025 are as follows:

	Nine months ended March 31
	2026		2025
	Number of RSU	Weighted average grant date fair value per RSU	Number of RSU	Weighted average grant date fair value per RSU
Outstanding, beginning of the period	276,677	$0.91	265,000	$0.86
Granted	312,890	2.20	201,913	2.99
Exercised	(239,567)	2.63	(166,913)	2.66
Forfeited	-	-	-	-
Outstanding, end of the period	350,000	$0.88	350,000	$1.48

During the nine months ended March 31, 2026, the Company granted equity settled RSUs on the grant dates in the following table. The RSUs were valued at the market price on the grant date. RSUs will generally be settled upon or shortly after vesting. The vesting schedule for RSU varies by agreement and is determined by the contractual terms. The table below presents the RSUs granted and related grant details for the nine months ended March 31, 2026.

Grant Date	RSUs granted	Grant value	Vesting date(2)
July 30, 2025 (1)	75,390	$143	August 15, 2025
October 8, 2025	137,500	$413	February 8, 2026
February 20, 2026 (1)	100,000	$1.22	January 31, 2027

(1)	This is a regularly scheduled annual grant as part of the Company’s executive and employee compensation plan.

(2)	Vesting date reflects the final vesting date if vesting occurs in tranches over a period of time.

For the three and nine months ended March 31, 2026, the Company recorded share-based compensation of nil and $143, respectively (2025 – $2 and $7), consulting fees of $33 and $67, respectively (2025 – nil and nil), professional fees of $42 and $413, respectively (2025 – nil and nil), and other operating expenses of nil and 22, respectively (2025 – nil and nil).

21.	Related Party Transactions and Balances:

The Company enters into transactions with related parties in the normal course of business. Related parties include subsidiaries, entities under common control, entities over which directors or key management personnel (“KMP”) have significant influence, and close family members of KMP. All related party transactions are measured at the exchange amount, which is the amount agreed to by the parties.

As at March 31, 2026, amounts due to directors and other members of KMP were comprised of $152 (June 30, 2025 - $144) included in trade and other payables, $801 included in other long-term liabilities (June 30, 2025 – $861), and $55 (June 30, 2025 – $55) included in trade and other receivables.

27

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

21.	Related Party Transactions and Balances (continued):

(a)	Transactions with related parties

The following table summarizes costs incurred from related parties during the three and nine months ended March 31, 2026 and 2025:

			Three months ended March 31
	Nature of Relationship	Nature of Transactions	2026	2025
Light Voltaic Corporation	Controlled by a director	Consulting services	$136	$171
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$63	$63
Art Vancouver	Controlled by a director	Consulting services	$97	$97

			Nine months ended March 31
	Nature of Relationship	Nature of Transactions	2026	2025
Light Voltaic Corporation	Controlled by a director	Consulting services	$409	$538
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$243	$218
Art Vancouver	Controlled by a director	Consulting services	$292	$292

(b)	Balances with related parties

Outstanding balances with related parties are summarized as follows:

	March 31, 2026		June 30, 2025
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(77)	Trade and other payables	$(144)	Trade and other payables
The Phoenix Trendz Inc.	(24)	Trade and other payables	-	Trade and other payables
Wear Wolfin Design	(52)	Other long-term liabilities	(52)	Other long-term liabilities
Art Vancouver	(51)	Trade and other payable	-	Trade and other payables
Berkley Renewables Inc.	(749)	Other long-term liabilities	(809)	Other long-term liabilities
WestKam Gold Corp.	55	Trade and other receivables	55	Trade and other receivables
Total	$(898)		$(950)

(c)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

28

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

21.	Related Party Transactions and Balances (continued):

The remuneration of directors and other members of key management personnel, for the three and nine months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
	2026	2025
Salaries and employee benefits	$218	$545
Share-based compensation	$112	$(45)

	Nine months ended March 31,
	2026	2025
Salaries and employee benefits	$710	$1,759
Share-based compensation	$712	$100

22.	Segment Information:

Segmented information is reviewed by the Company’s chief decision maker, the CEO, to assess performance and allocate resources within the Company. The Company has two operating segments.

(a)	Reportable segments

Development and EPC consist of development and construction of solar photovoltaic power generation projects. IPP consists of the operation of solar photovoltaic power facilities and BESS projects. Corporate and other includes corporate activities and the operation and maintenance of power facilities, repairs and reinstallation of power facilities, and non-recurrent solar photovoltaic power generation project related work engaged by customers.

(b)	Seasonality of operations

The Company’s IPP production segment is subject to seasonal fluctuations as a result of weather conditions and sunlight. In particular, the amount of sunlight absorbed by the solar panels is adversely affected by winter weather conditions and snow coverings, which occur primarily from November to February. This segment typically has lower revenues and results for the second and third quarters of the year.

29

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

22.	Segment Information (continued):

The revenues from external customers and expenses for the three and nine months ended March 31, 2026 and 2025 are as follows:

	Three months ended March 31, 2026
	Development & EPC		IPP production		Corporate and other activities		Intersegment elimination		Total
Revenues
Revenue from external customers		$(1,542)		$938		$570		$-	$(34)
Intersegment revenue		-		1,928				(1,928)	-
Total revenue		$(1,542)		$2,866		$570		$(1,928)	$(34)
Cost of goods sold		1,272		(3,480)		(10)		1,928	(290)
Gross profit (loss)		(270)		(614)		560		-	(324)
Operating expenses		$(176)		$(304)		$(5,072)		$-	$(5,552)
Income (loss) from operating activities		$(446)		$(918)		$(4,512)		$-	$(5,876)

Interest income		$-		$50		$48		$-	$98
Interest expense		-		(670)		(37)		-	(707)
Fair value change of derivatives		-		265		(114)		-	151
Fair value change of warrant liabilities		-		-		1,532		-	1,532
Fair value change of CVR liabilities		-		-		(315)		-	(315)
Fair value change of other liabilities due to non-controlling interest holders		-		(10)		-		-	(10)
Other income (expense)		-		-		$152		$-	$152
Net loss before income taxes	$		$		$		$		$(4,975)

	Three months ended March 31, 2025 (Restated - note 2(e))
	Development & EPC		IPP production	Corporate and other activities	Intersegment elimination	Total
Revenues
Revenue from external customers		$3,550	$1,154	$5	$-	$4,709
Intersegment revenue		-	2,184	-	(2,184)	-
Total revenue		$3,550	$3,338	$5	$(2,184)	$4,709
Cost of goods sold		(2,794)	(3,589)	(27)	2,184	(4,226)
Gross profit (loss)		756	(251)	(22)	-	483
Operating expenses		$(1,909)	$(525)	$(3,959)	$-	$(6,393)
Income (loss) from operating activities		$(1,153)	$(776)	$(3,981)	$-	$(5,910)

Interest income		$-	$68	$31	$-	$99
Interest expense		-	(734)	(10)	-	(744)
Fair value change of derivatives		-	(431)		-	(431)
Loss on investments		-	-	-	-	-
Other income (expense)		-	286	$31	$-	$317
Net loss before income taxes	$					$(6,669)

30

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

22.	Segment Information (continued):

	Nine months ended March 31, 2026
	Development & EPC		IPP production		Corporate and other activities		Intersegment elimination		Total
Revenues
Revenue from external customers		$15,608		$6,041		$570		$-	$22,219
Intersegment revenue		-		3,932		-		(3,932)	-
Total revenue		$15,608		$9,973		$570		$(3,932)	$22,219
Cost of goods sold		(9,026)		(9,338)		(10)		3,932	(14,442)
Gross profit (loss)		6,582		635		560		-	7,777
Operating expenses		$(4,247)		$(2,345)		$(13,493)		$-	$(20,085)
Income (loss) from operating activities		$2,335		$(1,710)		$(12,933)		$-	$(12,308)

Interest income		$-		$174		$99		$-	$273
Interest expense		-		(2,306)		(141)		-	(2,447)
Fair value change of derivatives		-		219		-		-	219
Fair value change of warrant liabilities		-		-		1,274		-	1,274
Fair value change of CVR liabilities		-		-		753		-	753
Fair value change of other liabilities due to non-controlling interest holders		-		(29)		-		-	(29)
Other income (expense)		-		(37)		134		-	97
Net loss before income taxes	$		$		$		$		$(12,168)

	Nine months ended March 31, 2025 (Restated - note 2(e))
	Development & EPC	IPP production	Corporate and other activities	Intersegment elimination	Total
Revenues
Revenue from external customers	$18,047	$5,807	$36	$-	$23,890
Intersegment revenue	-	12,825	45	(12,870)	-
Total revenue	$18,047	$18,632	$81	$(12,870)	$23,890
Cost of goods sold	(12,217)	(18,123)	(262)	12,870	(17,732)
Gross profit (loss)	5,830	509	(181)	-	6,158
Operating expenses	$(5,335)	$(19,783)	$(5,575)	$-	$(30,693)
Income (loss) from operating activities	$495	$(19,274)	$(5,756)	$-	$(24,535)

Interest income	$-	$290	$138	$-	$428
Interest expense	-	(2,319)	(90)	-	(2,409)
Fair value change of derivatives	-	(1,417)	-	-	(1,417)
Loss on investments	-	-	(3,385)	-	(3,385)
Other income (expense)	-	378	17	-	395
Net loss before income taxes					$(30,923)

The segment assets, segment liabilities, and other material segment items as at March 31, 2026 and June 30, 2025 are as follows:

As at March 31, 2026	Development & EPC	IPP production	Corporate and other activities	Total
Total assets	$20,517	103,735	10,466	134,718
Total liabilities	6,306	94,260	4,946	105,512
Property, plant and equipment	-	36,549	22	36,571

As at June 30, 2025 (Restated - note 2(e))	Development & EPC	IPP production	Corporate and other activities	Total
Total assets	$22,832	$111,353	$4,325	$138,510
Total liabilities	15,484	97,725	5,541	118,750
Property, plant and equipment	-	29,252	26	29,278

31

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

22.	Segment Information (continued):

On April 9, 2026, the Company received remedy notices from a customer indicating the occurrence of seller trigger events under certain project agreements. Under the terms of the agreements, the customer held a conditional repurchase put option exercisable upon the occurrence of specified development-related trigger events. Following the occurrence of those trigger events, the customer exercised its contractual repurchase right, requiring the Company to repurchase the related projects for an aggregate amount of approximately US$2,350.

Management determined that the exercise of the conditional repurchase provision represented an adjusting subsequent event as of March 31, 2026. Accordingly, the Company recorded adjustments to development fee revenue of $2,491 and the related cost of goods sold of $1,807 for both the three and nine months ended March 31, 2026 to reflect the contractual repurchase of the projects. In connection with the repurchase accounting, as of March 31, 2026, returned inventory in-transit increased by $2,298, prepaid expenses and deposits increased by $279, and trade and other payables increased by $3,272.

(c)	Geographic information

The Company is currently operating developing and constructing of solar photovoltaic power generation projects in two principal geographical areas - Canada and the United States. The revenues from external customers by country for the three and nine months ended March 31, 2026 and 2025, and the non-current assets by country as at March 31, 2026 and June 30, 2025, are presented as follows:

	Revenue from external customers		Revenue from external customers
	Three months ended March 31,		Nine months ended March 31,
	2026	2025 (Restated – note 2(e))	2026	2025 (Restated – note 2(e))
Canada	$1,492	1,301	$6,510	8,420
United States	(1,526)	3,408	15,709	15,470
	$(34)	4,709	$22,219	23,890

	Non-current assets
	March 31, 2026	June 30, 2025 (Restated – note 2(e))
Canada	$87,349	$86,568
United States	10,677	10,661
	$98,026	$97,229

23.	Income Tax:

The Company is subject to income taxes in Canada, while the subsidiaries in the United States are subject to the income tax laws of the United States.

The income tax charge is a result of profits and withholding tax in two jurisdictions which are taxable and cannot be offset by accumulated tax benefits in other jurisdictions. Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three and nine months ended March 31, 2026 was 26.5% (June 30, 2025 - 26.5%).

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. For entities subject to U.S. taxation, the expected provision is calculated using the applicable U.S. federal and state statutory tax rates.

32

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

24.	Earnings (loss) per share:

The calculation of earnings per share for the three and nine months ended March 31, 2026 and 2025 are as follows:

Three months ended	March 31, 2026	March 31, 2025 (Restated – note 2(e))

Net income (loss) attributable to shareholders of the Company	$(5,463)	$(6,457)

Basic weighted average number of shares outstanding	45,622,841	31,417,787
Diluted weighted average number of shares outstanding	45,622,841	31,417,787

Earnings (loss) per share
Basic	$(0.12)	$(0.21)
Diluted	$(0.12)	$(0.21)

Nine months ended	March 31, 2026	March 31, 2025 (Restated – note 2(e))

Net income (loss) attributable to shareholders of the Company	$(12,163)	$(34,432)

Basic weighted average number of shares outstanding	39,693,541	31,179,046
Diluted weighted average number of shares outstanding	39,693,541	31,179,046

Earnings (loss) per share
Basic	$(0.31)	$(1.10)
Diluted	$(0.31)	$(1.10)

As of March 31, 2025 and March 31, 2026, the Company had four categories of potentially dilutive securities. As of March 31, 2025, these included 2,252,500 share options, 300,000 RSUs, 10,212,085 warrants, and 2,283,929 CVRs. As of March 31, 2026, these amounts were 3,659,360 share options, 350,000 RSUs, 7,378,987 warrants, and 2,283,929 CVRs.

All potentially dilutive securities have been excluded from the calculation of diluted loss per share for three and nine months ended March 31, 2026, as the Company was in a net loss position during the period. Including the dilutive securities would be anti-dilutive; therefore, basic and dilutive number of shares used in the calculation is the same for the period presented.

25.	Other long-term liabilities:

	March 31, 2026	June 30, 2025
CVR liabilities	$2,266	$3,019
Other liabilities due to non-controlling interest holders	613	693
Due to related party (note 21)	801	861
Payable to SFF previous directors	434	577
	$4,114	$5,150

26.	Commitments:

At March 31, 2026, the Company had various purchase commitments in the normal course of operations. Below is a summary of the future minimum payments for contractual obligations that are not recognized as liabilities at March 31, 2026.

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Purchase obligations	$3,393	$3,393	$-	$-	$-

The Company has contingent liabilities arising from certain contractual arrangements. As at the reporting date, no provision has been recognized, as management does not consider it probable that an outflow of economic resources will be required. The total potential exposure associated with these contingent liabilities is approximately $8,750. The amount and timing of any potential outflows are subject to uncertainty and depend on future events and the actions of counterparties. The Company does not expect any reimbursement in respect of these contingent liabilities.

Pursuant to an advisory agreement, the Company has committed to issue up to US$1,300 of common shares to the advisor in consideration for services to be provided. The shares, when issued, will be fully paid and non-assessable common shares of the Company. As of March 31, 2026, the Company had issued 469,424 common shares under the arrangement with an aggregate fair value of approximately US$500. The remaining commitment under the agreement will be satisfied through future issuances of common shares in accordance with the terms of the advisory agreement.

33

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

27.	Acquisitions of Solar Flow-Through Funds Ltd:

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of up to $41,800. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45,000 as of the date of this agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024. During the year ended June 30, 2025, the Company incurred $15 in acquisition costs related to the SFF transaction, which were expensed.

The consideration for the acquisition of SFF consisted of an upfront payment of 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio (note 16) have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the BESS portfolio shall be revalued and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16,310 and (ii) the final valuation of the BESS portfolio determined by a third party financial valuator plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. The fair value of the CVRs at the acquisition date was estimated based on the maximum number of additional shares expected to be issued (2,283,929 shares) multiplied by the PowerBank closing share price on the acquisition date of $8.01, and the CVRs and common shares were further discounted to reflect the impact of the escrow-related resale restrictions on the timing of when those shares become freely tradable.

The acquisition of SFF is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and liabilities assumed were recorded at their estimated fair value at the acquisition date. The Company finalized its purchase price allocation during the year ended June 30, 2025.

34

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

27.	Acquisitions of Solar Flow-Through Funds Ltd (continued):

For the period from July 8, 2024 to June 30, 2025, SFF contributed revenue of $8,417 and net loss of $32,495. Had the acquisition taken place on July 1, 2024, revenue and net loss included in the consolidated statements of net loss for the period from July 1, 2024 to June 30, 2025 would have been similar to the results from July 8, 2024 to June 30, 2025. In determining these amounts, management has assumed the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on July 1, 2024.

The allocation of the purchase consideration to the total fair value of net assets acquired on SFF acquisition date is as follows:

Fair value of net identified assets acquired
Cash(1)	$9,887
Trade and other receivables	4,676
Short-term investments	640
Prepaid expenses and deposits	684
Right-of-use assets	8,168
Property, plant and equipment	34,772
Construction in progress	10,562
Intangible assets	20,920
Other assets	814
Derivative financial instruments	1,530
Accounts payable and accruals	(7,466)
Asset retirement obligations	(2,129)
Long-term debt	(52,686)
Lease liabilities	(7,043)
Deferred tax liabilities	(9,935)
Due to related parties	(1,435)
Identifiable net assets	11,959
Goodwill	20,544
Net assets acquired	$32,503

Common shares issued	$19,950
Contingent value rights	10,214
Purchase price adjustment for total shares outstanding	2,339
Total consideration	$32,503

(1)	The balance includes restricted cash balances totaling $6,517 comprised of $2,630 classified as current and $3,887 classified as non-current.

35

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts and as otherwise indicated)

For the three and nine months ended March 31, 2026 and 2025

27.	Acquisitions of Solar Flow-Through Funds Ltd (continued):

The fair value of intangible assets, which consist of the power purchase agreements known as Feed-In-Tariff (“FIT”) contracts and BESS contracts with the IESO, was calculated using the multi-period excess earnings method as the Company is project revenue and net income attributable to the contracts going forward. The fair value of property, plant and equipment was established using the cost approach. The long-term loans were valued using a discounted cash flow approach. The goodwill recognized upon acquisition of SFF is attributable to expected synergies from integrating SFF’s solar development platform with the Company’s existing renewable energy operations, benefits of an expanded project pipeline, and other intangible elements such as market presence that do not qualify for separate recognition. The goodwill is not deductible for tax purposes.

Immediately prior to obtaining control, the Company held an equity interest in SFF. In accordance with IFRS 3, this previously held equity interest was remeasured to its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss. The fair value of the previously held equity interest was estimated at $2,339 as at the acquisition date, based on a discounted cash flow analysis that incorporated management’s forecast of SFF’s future cash flows and an appropriate discount rate reflecting the risks associated with those cash flows. The remeasurement of this previously held equity interest resulted in a loss on investment $2,813 which has been recognized within loss on investments in the comprehensive income (loss).

Prior to the acquisition, the Company and SFF had a pre-existing relationship consisting of an outstanding unbilled revenue balance of $572. In accordance with IFRS 3, Business Combination, the settlement of a pre-existing relationship is accounted for separately from the business combination. As such, this balance was not included as part of the consideration transferred. Instead, the Company derecognized the unbilled revenue and recognized a loss for the full carrying amount of $572 in the statement of comprehensive loss within loss on investment, as no consideration was received for this balance upon acquisition.

The CVR liabilities are classified as financial liabilities and are remeasured at fair value at each reporting period, with changes recognized in profit or loss in accordance with IFRS 9, Financial Instruments (note 18).

28.	Deferred government grant:

During the nine months ended March 31, 2026, the Company received government grants of $2,273 from the New York State Energy Research and Development Authority (NYSERDA) in connection with the completion of construction of a solar project. All conditions attached to the grants were satisfied prior to receipt, and there are no unfulfilled conditions, contingencies, or expected reimbursements as at the reporting date.

	March 31, 2026	June 30, 2025
Beginning of the period	$-	-
Government grants received	2,273	-
Government grants income recognized	(42)	-
Foreign currency impact	33
Balance, end of the period	$2,264	-

Current	115	-
Non-current	2149	-
	$2,264	-

Total government grant income of $25 and $42 was recorded in other income (expense) for the three and nine months ended March 31, 2026, respectively (2025 – nil and nil).

29.	Subsequent Events:

Subsequent to March 31, 2026, the Company issued a total of 343,057 common shares, including issuances under its At-The-Market (“ATM”) equity offering program, shares issued for services, and share-based compensation exercises.

In addition, one of the Company’s battery storage projects achieved commercial operation on April 20, 2026. As of March 31, 2026, the project had approximately $13,727 recorded as construction in progress, which is expected to be transferred to property, plant and equipment and depreciated over its estimated useful life following commencement of operations.

36